Exhibit 21.1

Subsidiaries of Cactus, Inc.

Entity	State of Formation
Cactus Wellhead, LLC	Delaware
Cactus Wellhead (Suzhou) Pressure Control Co. Ltd.	People’s Republic of China
Cactus Wellhead Australia Pty. Ltd.	Queensland, Australia